

December 20, 2024

Pengju Wang
Co-Chief Financial Officer
Bgin Blockchain Limited
Unit 502, Lippo Sun Plaza
28 Canton Road, Tsim Sha Tsui
Kowloon, Hong Kong

      Re: Bgin Blockchain Limited
          Amendment No. 8 to Draft Registration Statement on Form F-1
          Submitted December 6, 2024
          CIK No. 0001945565

Dear Pengju Wang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2024 letter.

Amendment No. 8 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flow Summary
Six Months Ended June 30, 2024 and 2023, page 101

1.   Please enhance your discussion of cash flows to explain the significant reasons for increases in your prepaid expenses and contract liabilities.

Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Revenue recognition
ii) Sale of mining machines, page F-10

2.   We acknowledge your response and revised disclosure related to prior comment 8. As you indicate that the sale of mining machines is denominated in U.S. dollars, there is no noncash consideration related to your sale of mining machines. As a result, please revise your disclosure to clarify, if true, that for USDT or any other crypto asset that you accept as settlement of your U.S. dollar-denominated receivables, you reflect a gain or loss based on the difference between the fair value of the crypto asset received and the amount of the receivable. This comment also applies to your policy in the interim financial statements on page F-29 and your critical accounting policies disclosure on page 105.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 2. Summary of significant accounting policies
Inventory, page F-27

3.   Given the significant increase in inventory levels, please revise your disclosure to provide the information required by Rule 5-02.6(a) of Regulation S-X.

Revenue recognition
Sale of mining machines, page F-29

4.   You disclose that contract liabilities represent the amount prepaid by customers for future purchases of your mining machines and coupons issued to customers for price adjustments that can be applied against future purchases. Please revise to disclose how you account for and value the coupons for price adjustments. Include any disclosure required by ASC 606, such as ASC 606-10-50-10. In your response, tell us the amount of your contract liabilities related to coupons at both December 31, 2023 and June 30, 2024 and the amount of the $1,958,303 contract liability released during the first six months of 2024 that relates to coupons. Separately reference for us the specific authoritative guidance you rely upon to support your accounting for coupons.

Right to Receive Cryptocurrencies, page F-32

5.   We note that you characterize lending arrangements as short-term investments and that, based on disclosures on page 8 and elsewhere, your counterparties are Binance.com and OKX . Please address the following:
   •   Tell us whether you have separate lending agreements with Binance.com or OKX, and if so, tell us the material terms of those agreements.
   •   Tell us the types and amounts of cryptocurrencies lent under these agreements at June 30, 2024.
   •   Tell us whether any of your investments are contributed directly to any decentralized-finance protocols for which you are issued receipt tokens for your contribution. If so, tell us the amount and type of cryptocurrency contributed to these protocols and the amount and identity of receipt tokens held at June 30,

2024.

- Tell us how you recognize and measure the yield/return received on your investments.
- As "interest" is a term associated with financial assets and liabilities, revise the title of the caption on your statements of operations and comprehensive income and cash flows to use some term other than "interest."

Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Ying Li